Geoship

ANNUAL REPORT

Geoship SPC
12255 Red Dog Rd
Nevada City, CA 95959
geoship.is

This Annual Report is dated May 7, 2020.

BUSINESS

Company Overview

Geoship is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bioceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

Affordable housing, homelessness, and climate change are global crises. There is a severe need for innovations in material science and construction technologies. Geoship functions as a vertically integrated homebuilder and consumer brand. We source raw minerals from a commodities market and deliver finished homes. The buying process begins with a refundable reservation deposit, then a down payment for design work, another payment at production start, and final payment upon shipping.

Geoship then cooperates with contractors to perform site work, installations, and finish work. In the future, Geoship plans to reclaim our own raw minerals (green mining, carbon capture, and reclaimation of waste streams from deasilnation, sewage treatment, etc) and supply bags of bioceramic to industry partners for a wide variety of applications across the built environment.

Competitors and Industry

Geoship is a vertically integrated home building company. Our regenerative architecture technology bridges the gap between the affordable housing, green building, and wellness markets. Geoship serves the wellness and green building markets with geodesic auxiliary dwellings and ecologically or spiritually focused retreat centers. Geoship sells tiny, small, and medium sized homes to help fill the critical gap in affordable housing. The company is also collaborating with giant technology corporations and local governments to build transitional villages and transcend homelessness across the nation.

There are only a small handful of vertically-integrated construction companies, and they've all been founded in the last 3-5 years—Regen Villages, Revolution Precraft, Blokable, Icon3D, and Katerra. Geoship is in a slightly earlier development stage than these companies. Our technology is also more disruptive because we're using a new material science, a multi-stakeholder cooperative business model, and entering the market with an unconventional and iconic design.

Current Stage and Roadmap

Geoship has not yet delivered finished products to customers. We are currently building the third generation of our geodesic panel prototype, and have built one full size dome engineering prototype. Our next step is to build our minimum lovable dome and begin pilot production (2-3 domes/month). As a supplemental plan we're developing ceramic materials for spray-on fireproofing applications, monolithic ceramic roof systems, cast in place/tilt up wall structures, and potentially many other applications across the built environment.

Previous Offerings

Between February 11, 2020 and March 30, 2020, we sold 818,406 shares of Common Stock in exchange for $0.54 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Type of security sold: SAFE
Final amount sold: $45,400.00
Use of proceeds: Product Development and Market Validation
Date: September 10, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $68,100.00
Use of proceeds: Material and equipment purchases, product development, and market validation.
Date: November 22, 2017
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $200.00
Number of Securities Sold: 2,000,000
Use of proceeds: Administrative
Date: July 26, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $67,072.00
Number of Securities Sold: 132,000
Use of proceeds: In-kind rent
Date: December 31, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $30,000.00
Use of proceeds: Administrative, legal, and market development.
Date: September 11, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $10,000.00
Use of proceeds: Product development and administrative
Date: January 02, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

The company is pre-revenue and has been incurring expenses to support the design and production of affordable regenerative bioceramic composite homes. Research and development cost when from $17,080 in 2016 to $55,246 in 2017, up 223%, and went down 60% to $21,647 in 2018. Total operating expenses increased from $73,785 in 2018 to $92,386 in 2019. However, these dollar amounts do not reflect work completed. The two primary founders have both been working 70 hours/week continuously for over 3+ years for equity and little to no cash (other than a nominal stipend).

Historical results and cash flows:

As discussed above, the company is pre-revenue. The company operating expenses have been $70,000 to $100,000 annually. R&D costs decreased from 2017 to 2018 mainly because of a decrease of 61% in research and development cost. The decrease was due to the company having remaining materials from 2017 to use in 2018. The company's net loss also went down from a loss of $97,510 in 2017 to $73,572 in 2018 to $54,593 in 2019 as the company was able to reduce its costs.

The company has been using the money from SAFEs convertible notes and the loans from its founders to finance operations. However, in 2019, the company signed a contract with Zappos, its first customer for $35,000 in revenues. The company plans to open reservations again in 3-4 months and to start pilot production in 6-9 months from the closing of the fundraise. Pilot production will bring revenue of approximately $60k to $120k per month. Reservation deposits will go into an escrow account.

Management is confident about the company success as Bioceramic domes are a naturally viral product. We have very exciting projects in the pipeline like our "Homes For The Domeless" program. Geoship enters the market as a visionary community building brand. We partner with corporations and cities to house the homeless and generate awareness for our regenerative technology and business model.

Geoship's first mover advantage, proprietary manufacturing technology, revolutionary product, cooperative business model, and network of allies in the regenerative economy are just a few of the long-term competitive advantages.

Liquidity and Capital Resources

As of April 18th, 2020, the company has about $140,000 cash in the bank. The company anticipates receiving a loan of $1,000,000 from a dome village customer, secured by the land Geoship is purchasing. Geoship is paying cash for 106 acres of commercial land in Nevada City, CA for a price of about $500,000. The loan is expected to close in April 2020, while escrow is expected to close on the land in May 2020.

Debt

Creditor: Bastiaan Kools
Amount Owed: $200.00
Interest Rate: 0.0%
Maturity Date: January 03, 2023
On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200. The loan carries no interest and matures after 72 months from the date of agreement.

Creditor: Asgeir Andri Guomundsson
Amount Owed: $1,000.00
Interest Rate: 0.0%
Maturity Date: January 03, 2023
On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000. The loan carries no interest and matures after 72 months from the date of agreement.

Creditor: Morgan Bierschenk
Amount Owed: $18,491.00
Interest Rate: 0.0%
Maturity Date: July 27, 2023
On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement.

Creditor: SAFE Noteholders
Amount Owed: $163,220.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
From 2016 to 2018, the company received money from investors in the form of safe notes that will later be converted into Preferred or Common Stock at an equity event. None of SAFEs are converted as of December 30, 2019.

Creditor: Jeff Mendelsohn
Amount Owed: $54,000.00
Interest Rate: 8.0%
Maturity Date: January 01, 0001

The debt is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a prepurchased dome as specified by the holder. Actual terms have not been finalized

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Morgan Bierschenk

Morgan Bierschenk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director, CEO
Dates of Service: January 24, 2014 - Present
Responsibilities: Morgan founded Geoship and runs daily operations. His primary responsibilities are strategic execution, vision, and culture/brand. Salary (after fundraise): $90,000. Equity compensation: 10,000,000 shares of common stock.

Name: Bastiaan Kools

Bastiaan Kools's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Secretary, Creative Director
Dates of Service: December 12, 2016 - Present
Responsibilities: Co-Founder and Creative Director. Primary responsibilities include product design, vision, and culture/brand. Salary (after close of fundraise): $90,000. Equity compensation - 4,000,000 stock options vesting over 5 years.

Other business experience in the past three years:

Employer: ArtEZ Institute of the Arts
Title: Teacher
Dates of Service: September 01, 2014 - February 01, 2017
Responsibilities: Teach Design Research and Public Space

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Morgan Bierschenk	10,000,000 shares		60%
	Bastiaan Kools	4,000,000 shares		24%

RELATED PARTY TRANSACTIONS

Name of Entity: Bastiaan Kools
Relationship to Company: Director
Nature / amount of interest in the transaction: On January 3, 2017, the company

signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200.

Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

Name of Entity: Morgan Bierschenk

Relationship to Company: Director

Nature / amount of interest in the transaction: On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491.

Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

Name of Entity: Jeff Mendelsohn

Relationship to Company: Advisor

Nature / amount of interest in the transaction: The transaction is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a pre-purchase Dom as specified by the holder.

Material Terms: Actual terms have not been finalized.

Name of Entity: Asgeir Andri Guomundsson

Relationship to Company: Advisor

Nature / amount of interest in the transaction: On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000.

Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

OUR SECURITIES

The Company has authorized Common Stock, Preferred Stock, SAFE with $1.5M CAP, SAFE with $3M CAP, and SAFE with $4M CAP. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,981,480 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,660,000 outstanding.

Voting Rights
1 vote per share

Material Rights
The total amount of common stock outstanding of 16,660,000 shares includes 6,000,000 in granted, but unvested or unexercised stock options.
The rights, preferences and privileges of the holders of the company's common stock are subject to and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock
The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights
The voting rights of any future class of preferred stock designated by the board of directors may be designated at a future time.

Material Rights
"The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

SAFE with $1.5M CAP

The security will convert into Preferred stock and the terms of the SAFE with $1.5M CAP are outlined below:

Amount outstanding: $78,500.00

Maturity Date: January 01, 2100

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $1,500,000.00

Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

Note: as of December 30, 2019, $75,000 of the $78,500 is pending a conversion into a $54,000 debt with 8% annual interest and a pre-purchased dome.

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of:

(1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or

(2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "CashOut Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

SAFE with $3M CAP

The security will convert into Preferred stock and the terms of the SAFE with $3M CAP are outlined below:

Amount outstanding: $45,000.00

Maturity Date: January 01, 2100

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "CashOut Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

SAFE with $4M CAP

The security will convert into Preferred stock and the terms of the SAFE with $4M CAP are outlined below:

Amount outstanding: $30,000.00

Maturity Date: September 11, 2019

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: $4,000,000.00

Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "CashOut Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion

Amount ").

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Geoship

By   /s/ Morgan Bierschenk
        _____

        Name   Morgan Bierschenk_
        :

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Morgan Bierschenk, Principal Executive Officer of Geoship, hereby certify that the financial statements of Geoship included in this Report are true and complete in all material respects.

_____/s/Morgan Bierschenk
Principal Executive Officer

GEOSHIP S.P.C. INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Geoship S.P.C Inc.
Freeland, Washington

We have reviewed the accompanying financial statements of Geoship S.P.C., Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2020
Los Angeles, California

GEOSHIP S.P.C, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	7,265	$	-
Inventories		1,221		3,486
Total current assets		**8,486**		**3,486**
Property and equipment, net		3,586		2,568
Total assets	$	**12,072**	$	**6,054**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable		600		-
Shareholders loan - short term		2,900		-
Credit cards		1,755		2,274
Other current liabilities		7,646		7,992
Total current liabilities		**12,901**		**10,266**
Non-Current Liabilities				
Notes		163,220		113,500
Shareholders loan - long term		18,491		18,491
Total Non-Current Liabilities		**181,711**		**131,991**
Total liabilities		**194,612**		**142,257**
STOCKHOLDERS' EQUITY				
Common Stock		214		213
Additional Paid In Capital		91,213		82,959
Retained earnings/(Accumulated Deficit)		(273,967)		(219,375)
Total stockholders' equity		**(182,540)**		**(136,202)**
Total liabilities and stockholders' equity	$	**12,072**	$	**6,054**

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	39,600	$	-
Cost of goods sold		1,806		-
Gross profit		37,794		-
Operating expenses				
General and administrative	$	79,223	$	51,973
Research and development		12,589		21,647
Sales and marketing		575		165
Total operating expenses		92,386		73,785
Operating income/(loss)		(54,593)		(73,785)
Other Loss/(Income)		-		(213)
Income/(Loss) before provision for income taxes		(54,593)		(73,572)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(54,593)**	$	**(73,572)**

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	10,000,000	$ 200	$ 58,648	$ (145,802)	$ (86,954)
Net income/(loss)	-	-	-	(73,572)	(73,572)
Sharebased compensation	660,000	13	24,311	-	24,324
Balance—December 31, 2018	10,660,000	$ 213	$ 82,959	$ (219,375)	$ (136,203)
Net income/(loss)	-	-	-	(54,593)	(54,593)
Sharebased compensation	9,167	1	8,254	-	8,255
Balance—December 31, 2019	10,669,167	$ 214	$ 91,213	$ (273,967)	$ (182,540)

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(54,593)	$	(73,572)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,232		1,082
Share based compensation		8,255		24,324
Bad debt expense		2,350		-
Changes in operating assets and liabilities:				
Inventory		2,265		(2,845)
Accounts Receviable		(2,350)		-
Accounts Payable		600		-
Credit Cards		(519)		519
Other current liabilities		(346)		7,992
Net cash provided/(used) by operating activities		**(43,105)**		**(42,500)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,250)		-
Net cash provided/(used) in investing activities		**(2,250)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		2,900		-
Convertible Notes-SAFEs		49,720		42,500
Net cash provided/(used) by financing activities		**52,620**		**42,500**
Change in cash		7,265		-
Cash—beginning of year		-		-
Cash—end of year	$	**7,265**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into Safe note	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Geoship S.P.C was formed on January 4, 2014 ("Inception") in the State of Washington. The financial statements of Geoship S.P.C (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freeland, Washington.

Geoship S.P.C. is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bio ceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Geoship S.P.C. Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of its regenerative bioceramic composite homes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials	$ 1,221	$ 3,486
Total Inventories	**$ 1,221**	**$ 3,486**

4. DETAILS OF CERTAIN LIABILITIES

As of December 31, 2019, and December 31, 2018, other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Customer Deposits	7,646	7,992
Total Other Current Liabilities	**$ 7,646**	**$ 7,992**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 8,815	$ 6,565
Property and Equipment, at Cost	**8,815**	**6,565**
Accumulated depreciation	(5,230)	(3,997)
Property and Equipment, Net	**$ 3,586**	**$ 2,568**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $1,232 and 1,082, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 25,000,000 shares of our common stock with $0.0001 par value.

On December 21, 2019, the company board of directors authorized a 5:1 stock split. Bringing the total number of shares issued from 2,133,833 to 10,669,167. The Company retroactively restated the issued shares.

On November 16, 2019, the company signed an advisory agreement with Reggie Luedtke to act as an advisor to the firm. As part of the agreement, the company offered Reggie Luedtke a 1% Advisory Equity Compensation option to purchase 165,000 shares of common stock at the exercise price equal to the fair market value of the company's common stock.

As of December 31, 2019, the Company has recognized share-based awards of 9,167 shares of common stock in the amount of $8,254.

As of December 31, 2019, and December 31, 2018, 10,669,167 and 10,660,000 were issued and outstanding in both years.

Preferred Stock

The Company's authorized the issuance of 5,000,000 shares of our preferred stock with $0.0001 par value. As of December 31, 2019, and December 31, 2018, none were issued and outstanding in both years.

7.   DEBT

Shareholders Loans

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. As at December 31, 2020, the entire balance of the loan has been classified as non-current.

Convertible SAFEs Notes

From 2016 to 2018, the company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock at an equity event. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $163,220 and $113,500 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2019 and December 31, 2018. The entire notes have been classified as non-current.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,986	$ 5,027
Valuation Allowance	(3,986)	(5,027)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (57,533)	$ (46,069)
Valuation Allowance	57,533	46,069
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $273,967. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

9.   SHAREBASED COMPENSATION

During 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 800,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

On November 16, 2019, the company signed an advisory agreement with Reggie Luedtke to act as an advisor to the firm. As part of the agreement, the company offered Reggie Luedtke a 1% Advisory Equity Compensation option to purchase 165,000 shares of common stock at the exercise price equal to the fair market value of the company's common stock.

As of December 31, 2019, the Company has recognized share-based awards of 9,167 shares of common stock in the amount of $8254.

10.   RELATED PARTY

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. The entire balance of the loan has been classified as non-current.

11.   COMMITMENTS AND CONTINGENCIES

Operating Lease

On October 1, 2017, the company entered a memorandum of understanding agreement with Steve Shapiro, investor and board member. Per the memorandum, Steve began accumulating 'in kind' investment by providing free rent and utilities for Geoship S.P.C at the farmhouse located at 5488 Freeland Ave, Freeland, WA. The monthly rent including utilities is $2,500. In exchange of paying the monthly rent amount for the space at the farmhouse, Geoship S.PC is to grant Steve 5% of outstanding stock of 2,000,000 in 2017. This lease ended on April 30, 2019.

On October 1, 2019, the company entered into a month to month residential lease agreement with a certain landlord for an office space. As of December 31, 2019, rent expense was in the amount of $ 32,823.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the Company continued to sell 1,981,481 shares of common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $342,369 and had a subscription receivable of $4,150 related to the sale of these shares as April 14, 2020. In connection with this offering, the Company incurred offering costs of $35,104, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has a stockholder's deficit of $182,540 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

GEOSHIP S.P.C, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018